Brian H. Blaney
Tel. 602.445.8322
Fax. 602.445.8603
BlaneyB@gtlaw.com
January 25, 2007
VIA FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549
Attention: Christy Adams

Re:	Syntax-Brillian Corporation
Amendment No. 1 to Registration Statement on Form S-3
Filed November 22, 2006
File No. 333-134774

Form 10-Q for the Quarter Ended September 30, 2006
Filed November 9, 2006
File No. 0-50289
Dear Ms. Adams:
     Pursuant to our conversation on January 9, 2007, on behalf of Syntax-Brillian Corporation (the “Company”), we are responding to the questions you posed in that conversation. In addition, please find enclosed clean and marked copies of the Company’s draft Amendment No. 1 to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (the “Amended 10-Q”), with the marked copy showing the changes from the original filing. Please note that the only substantive changes in the enclosed draft Amended 10-Q from the draft we provided to you on December 28, 2006 appear on pages 3, 11, and 23. We have highlighted those changes for your convenience.
     Pursuant to your request, please find attached a roll-forward of the Inventory Reserve account from June 30, 2005 to September 30, 2006.
     You noted that the $15.4 million amount in the last sentence of Note D did not match the Provision for Inventory Reserves in the Statement of Cash Flows for the three months ended September 30, 2005. Upon further review, the Company has amended both of those amounts to $5.8 million. You also asked whether the Cost of Sales in the Statement of Operations for the three months ended September 30, 2005 included the $15.4 million write-
Greenberg Traurig, LLP | Attorneys at Law | 2375 East Camelback Road, Suite 700 | Phoenix, Arizona 85016 | Tel. 602.445.8000 | Fax 602.445.8100

Securities and Exchange Commission
January 25, 2007

down. The Company hereby confirms that the $21.7 million in Cost of Sales does include the revised amount of the write-down ($5.8 million).
     Finally, you have asked for clarification regarding the effect of price protection the Company receives from Kolin. When Kolin gives price protection credit to the Company, the credits granted are for units that have already been sold by the Company. Therefore, these credits are recorded as a reduction of accounts payable and a corresponding reduction of cost of sales. As a result, price protection credits impact the “Net income (loss)” and “Increase (decrease) in accounts payable” line items on the Statement of Cash Flows.
* * * * *
     We express our appreciation for your continued review of the Company’s filings. If you have any questions regarding this information, please do not hesitate to contact Wayne A. Pratt, the Company’s Chief Financial Officer, at (602) 389-8797 or me at (602) 445-8322.

Sincerely,

/s/ Brian H. Blaney

Brian H. Blaney
For the Firm
cc: Wayne A. Pratt
Greenberg Traurig, LLP